SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15a-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6-K dated

December 6, 2012

Partner Communications Company Ltd.
(Translation of Registrant’s Name Into English)

8 Amal Street
Afeq Industrial Park
Rosh Ha’ayin 48103
Israel

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F ☒    Form 40-F ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes ☐    No ☒

(If “Yes” is marked, indicate below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-               )

This Form 6-K is incorporated by reference into the Company’s Registration Statements on Form S-8 filed with the Securities and Exchange Commission on December 4, 2002 (Registration No. 333-101652), September 5, 2006 (Registration No. 333-137102) and on September 11, 2008 (Registration No. 333-153419)

Enclosure:	Partner Communications Announces That S&P Maalot Reported The Removal Of The Company's Rating From Creditwatch And The Reaffirmation Of The Company's 'Ilaa-' Credit Rating, Negative Outlook

PARTNER COMMUNICATIONS ANNOUNCES THAT S&P
MAALOT REPORTED THE REMOVAL OF THE
COMPANY'S RATING FROM CREDITWATCH AND THE
REAFFIRMATION OF THE COMPANY'S 'ilAA-' CREDIT
RATING, NEGATIVE OUTLOOK

ROSH HA'AYIN, Israel, December 6, 2012 - Partner Communications Company Ltd. ("Partner" or "the Company") (NASDAQ and TASE: PTNR), a leading Israeli communications operator, announces that Standard & Poor's Maalot ("S&P Maalot"), reported that it has removed the Company’s rating from CreditWatch with negative implications and reaffirmed the company's 'ilAA-' credit rating, negative outlook.

For further information see S&P Maalot's full Report dated December 6, 2012 on: http://www.maalot.co.il/publications/495/OTRPar20121206150350.pdf or its informal English translation attached to our Form 6-k to be furnished to the Securities and Exchange Commission later on today.

Forward-Looking Statements
This press release includes forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933, as amended, Section 21E of the US Securities Exchange Act of 1934, as amended, and the safe harbor provisions of the US Private Securities Litigation Reform Act of 1995. Words such as "believe", "anticipate", "expect", "intend", "seek", "will", "plan", "could", "may", "project", "goal", "target" and similar expressions often identify forward-looking statements but are not the only way we identify these statements. All statements other than statements of historical fact included in this press release regarding our future performance, plans to increase revenues or margins or preserve or expand market share in existing or new markets, reduce expenses and any statements regarding other future events or our future prospects, are forward-looking statements.

We have based these forward-looking statements on our current knowledge and our present beliefs and expectations regarding possible future events. These forward-looking statements are subject to risks, uncertainties and assumptions about Partner, consumer habits and preferences in cellular telephone usage, trends in the Israeli telecommunications industry in general, the impact of current global economic conditions and possible regulatory and legal developments. For a description of some of the risks we face, see "Item 3D. Key Information - Risk Factors", "Item 4. - Information on the Company", "Item 5. - Operating and Financial Review and Prospects", "Item 8A. - Consolidated Financial Statements and Other Financial Information - Legal and Administrative Proceedings" and "Item 11. - Quantitative and Qualitative Disclosures about Market Risk" in the Company's 2011 Annual Report (20-F) filed with the SEC on March 22, 2012 as amended on March 26, 2012. In light of these risks, uncertainties and assumptions, the forward-looking events discussed in this press release might not occur, and actual results may differ materially from the results anticipated. We undertake no obligation to publicly update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

About Partner Communications
Partner Communications Company Ltd. ("Partner") is a leading Israeli provider of telecommunications services (cellular, fixed-line telephony and internet services) under the orange™ brand. The Company provides mobile communications services to over 3 million subscribers in Israel. Partner’s ADSs are quoted on the NASDAQ Global Select Market™ and its shares are traded on the Tel Aviv Stock Exchange (NASDAQ and TASE: PTNR).

Partner is an approximately 45%-owned subsidiary of Scailex Corporation Ltd. ("Scailex"). Scailex's shares are traded on the Tel Aviv Stock Exchange under the symbol SCIX and are quoted on "Pink Quote" under the symbol SCIXF.PK. Scailex currently operates in two major domains of activity in addition to its holding in Partner: (1) the sole import, distribution and maintenance of Samsung mobile handset and accessories products primarily to the major cellular operators in Israel (2) management of its financial assets.

For more information about Scailex, see http://www.scailex.com.

For more information about Partner, see http://www.orange.co.il/investor_site

About 012 Smile Telecom Ltd.
012 Smile is a wholly owned subsidiary of Partner Communications which provides international long distance services, internet services and local telecommunication fixed-line services (including telephony services using VOB) under the 012 Smile brand. The completion of the purchase of 012 Smile by Partner Communications took place on March 3, 2011. For further details see the press release dated March 3, 2011.

Contacts:

Mr. Ziv Leitman Chief Financial Officer Tel: +972-54-7814951 E-mail: investors@orange.co.il	Ms. Yaffa Cohen-Ifrah Head of Investor Relations Tel: +972 54 909 9039 E-mail: Yaffa.cohenifrah@orange.co.il

Partner Communications Co. Ltd.

Ratings Update
Off Watch Negative; 'ilAA-' Rating Affirmed ; Outlook Negative

Primary credit analyst:
Etai Rappel, Tel Aviv (972)3-7539718 etai_rappel@standardandpoors.com

Secondary credit analyst:
Osnat Jaeger, London (44)20-7176-7066 osnat_jaeger@standardandpoors.com

Table Of Contents

Overview
Rating Action
Rationale
Outlook
Related Criteria And Research
Ratings List

Please note that this translation was made for the company's use only and under no circumstances obligates Standard & Poor's Maalot. In the case of any discrepancy with the official Hebrew version published on December 6, 2012, the Hebrew version shall apply.

www.maalot.co.il	December 6, 2012

Overview

•
Recently the company has adopted, in our opinion, a more conservative financial policy as seen, inter alia, in its intentions to reduce its net debt, as well as additional steps that it may take in the near future.

•	We regard the possibility of a new controlling shareholder as likely to have a positive effect on the company‟s business and financial risk profiles.

•	We are removing the rating of Partner Communications Co. Ltd. from CreditWatch with negative implications and are affirming the 'ilAA-' rating.

•
The negative outlook reflects the execution risks associated with the company‟s  intent to reduce its net debt while maintaining a level of debt which we consider commensurate with the rating and with the completion of the sale of 30% of the company‟s shares to the Saban Capital Group.

Rating Action

On Dec. 6, 2012 Standard & Poor‟s removed the rating on telecommunications company, Partner Communications Co. Ltd., from CreditWatch where it was placed on Sept. 10, 2012 with negative implications, and at the same time affirmed the 'ilAA-' rating. The outlook is negative.

Rationale

The removal of the rating from CreditWatch with negative implications reflects our assessment that the company has set itself a target of reducing its debt level. Specifically, the company has declared a cancelation of its dividend policy for 2012 and its intention to reduce its net accounting debt by NIS800 million (about $210 million) in the coming year. The company may also take further steps which would help it maintain debt at levels we consider commensurate with the current rating, as we understand from meetings with company management. Furthermore, the sale of 30% of the company‟s shares to the Saban Capital Group could be a positive factor for the company in light of Saban Group‟s experience in the communications field and its access to content. However, there are execution risks associated with the company‟s plans and the sale to the Saban Group.

The market is still highly competitive though we understand from our conversations with the company that there has been some slowdown in competitiveness and the company‟s market share remains relatively high despite the loss of customers in the past year. At the same time, Partner has maintained its ARPU (average revenue per user) at a high rate relative to its competitors and has taken steps to improve efficiency and support its position.

We believe the company will likely present an adjusted ratio of debt to EBITDA of 3.2x in 2013. However, as mentioned above, there are execution risks associated with the company‟s decision to reduce its net accounting debt. It is also not clear if the company will manage to reduce its debt to levels that we consider commensurate with the rating, and to maintain it at those levels.

Liquidity

We assess the company‟s liquidity as “adequate” for 2013, according to our definition. Based on our meetings with the company, we believe the major liquidity sources for the company in 2013 will be:

•	Cash at the start of the year of NIS0.8 billion;

•	And operating cash flow of NIS1.4 billion.

We believe Partner‟s major uses in 2013 will be:

•	Payment of principal of NIS0.6 billion;

•	Investments of NIS0.45 billion;

•	Dividend payments of NIS0.3 billion;

•	And working capital (securitization of trade receivables) of NIS0.35 billion, according to our methodology assumptions on securitization.

We note that the improvement in the company‟s working capital is above our expectations and that this is likely to support the company‟s liquidity in 2013. However, the scope of dividend payments is still unclear and, in our opinion, there is an execution risk associated with the company‟s commitment to reduce its net accounting debt.

Outlook

The negative outlook reflects the execution risks associated with the company‟s planned reduction in net accounting debt that it announced it would do, while maintaining a level of debt that we consider commensurate with the rating over time. Also the sale of 30% of the company to Saban Group is still not clear, as are Saban‟s plans for Partner, should it become the new controlling shareholder.

We may lower the rating if the company deviates from the adjusted ratio of debt to EBITDA of about 3.5x. We may also lower the rating if the company fails to lower its net accounting debt, as it committed to doing when it published its last financial statements. Failure to carry out the transaction to sell about 30% of Partner‟s shares to the Saban Group may also lead to a downgrade.

Should the company consistently maintain financial ratios at levels that we consider commensurate with the current rating, meeting its commitment regarding debt levels, then we could revise the rating to stable.

Related Criteria And Research

•	Criteria | Corporates | Industrials: Key Credit Factors: Business And Financial Risks In The Global Telecommunication, Cable, And Satellite Broadcast Industry, Jan. 27, 2009

This article may be found on Standard & Poor's website, www.standardandpoors.com.

Ratings List

	To	From
Partner Communications Co. Ltd.
Issuer credit rating	ilAA-/Negative	ilAA-/Watch Neg
Series B	ilAA-	ilAA-/Watch Neg
Series C	ilAA-	ilAA-/Watch Neg
Series D	ilAA-	ilAA-/Watch Neg
Series E	ilAA-	ilAA-/Watch Neg

Standard & Poor's Maalot ratings are based on information received from the Company and from other sources that Standard & Poor's Maalot believes to be reliable. Standard & Poor's Maalot does not audit the information it receives nor does it verify the correctness or completeness of such information.

It is hereby clarified that Standard & Poor's Maalot rating does not reflect risks relating to and/or arising from breaches, through intent or oversight, of any of the obligations included in the bond documents and/or the incorrectness or inaccuracy of any of the representations contained in the documents relating to the bond offering that is the subject of this rating, Standard & Poor's Maalot report or the facts that form the basis for the opinions expressed to Standard & Poor's Maalot as a condition for the giving of the rating, fraudulent or dishonest acts of commission or omission, or an y other act that contravenes the law.

The ratings could be revised as a result of changes to the information received or for other reasons.  The rating should not be perceived as expressing any opinion concerning the price of the securities on the primary or secondary market.  The rating should not be perceived as expressing any opinion concerning the advisability of buying, selling or holding any security.

© Standard & Poor's Maalot reserves all rights.   This summary is not to be copied, photographed, distributed or used for any commercial purpose without Standard & Poor's Maalot consent, except to provide a copy of the whole report (with an acknowledgement of its source) to potential investors in the bonds that are the subject of this rating report for the purpose of their reaching a decision concerning the acquisition of the aforesaid bonds.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report to be signed on its behalf by the undersigned, thereunto duly authorized.

Partner Communications Company Ltd.

By:	/s/ Ziv Leitman
Name: Ziv Leitman
Title: Chief Financial Officer

Dated: December 6, 2012